Filed by Valeant Pharmaceuticals International, Inc. (Commission File No. 001-14956) pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Allergan, Inc.

Commission File No.: 001-10269

International Headquarters

2150 St. Elzéar Blvd. West

Laval, Quebec H7L 4A8

Phone: 514.744.6792

Fax: 514.744.6272

The following press release was issued by Valeant on April 22, 2014:

Contact Information:
Valeant Pharmaceuticals:
Investors:	Media:
Laurie W. Little	Renee E. Soto/Meghan Gavigan
Valeant Pharmaceuticals International, Inc.	Sard Verbinnen & Co.
949-461-6002	212-687-8080
laurie.little@valeant.com	rsoto@sardverb.com / mgavigan@sardverb.com

Pershing Square:

Carolyn Sargent

Rubenstein Associates

212-843-8030

csargent@rubenstein.com

VALEANT PROPOSES TO COMBINE WITH ALLERGAN FOR $48.30 IN CASH AND 0.83 SHARES OF VALEANT STOCK FOR EACH ALLERGAN SHARE

This Offer Represents a Substantial Premium to Allergan’s Unaffected Stock Price of $116.63 on April 10, 2014, the Day Before Pershing Square Crossed the 5% Schedule 13D Ownership Level and Commenced its Rapid Accumulation Program

As Significant Shareholders in the Combined Company, Allergan Shareholders Will also Benefit from any Future Appreciation in Valeant Stock

Merger Would Create Unrivaled Platform for Growth and Value Creation with Leading Positions in High-Growth Geographies and Therapeutic Markets

Valeant Expects to Realize At Least $2.7 Billion in Annual Cost Synergies,

80% Achieved in First Six Months

High Single-Digit Tax Rate for Combined Company in Addition to Cost Synergies

25-30% Pro Forma 2014 Cash EPS Accretion Assuming the Transaction Closed and Full Synergies Realized on January 1, 2014; Year 2 and Beyond Cash EPS Expected to Grow 15-20%+ Depending

on Deployment of Free Cash Flow

Pershing Square, Allergan’s Largest Owner with 9.7% Stake, Strongly Supports Proposed

Combination and Will Elect All-Stock Consideration

Valeant Expects to Meet or Beat Analyst Consensus Cash EPS Expectations for Q1 2014 and is Raising 2014 Cash EPS Guidance from $8.25-$8.75 to $8.55-$8.80, Despite Foreign Exchange

Headwinds of Approximately $0.15 of Cash EPS

Valeant and Pershing Square to Discuss Proposal at Investor Meeting and Webcast

Today at 11:00 a.m. ET

LAVAL, Quebec, April 22, 2014 – Valeant Pharmaceuticals International, Inc. (“Valeant”) (NYSE: VRX) (TSX: VRX) announced today that it has submitted a merger proposal to the Board of Directors of Allergan, Inc. (NYSE: AGN) under which each Allergan share would be exchanged for $48.30 in cash and 0.83 shares of Valeant common stock, based on the fully diluted number of Allergan shares outstanding. Shareholders will be able to elect a mix of cash and shares, subject to proration. The proposal represents a substantial premium based on Allergan’s unaffected price of $116.63 on April 10, 2014, the day before Pershing Square Capital Management L.P. (“Pershing Square”) crossed the 5% Schedule 13D ownership level and commenced its rapid accumulation program. Allergan shareholders will own 43% of the combined company and thereby continue to participate in the expected value creation of the combined company. Pershing Square, Allergan’s largest shareholder with a 9.7% stake in Allergan, has agreed to elect only stock consideration in the transaction and intends to remain a significant long-term shareholder of the combined company.

Valeant and Pershing Square believe that the combination of the two companies is extremely compelling for both Allergan and Valeant shareholders and will create an unrivaled platform for growth and value creation in healthcare. The benefits of the combination include:

•	Unrivaled portfolio in Ophthalmology, Dermatology, and Aesthetics

•	Provides significant benefits to patients and physicians around the world

•	High single-digit organic growth rate for foreseeable future

•	More than $2.7 billion in annual operating cost synergies, not including significant revenue synergies

•	80% achieved in first six months with the remaining 20% in the following 12 months

•	High single-digit tax rate for combined company in addition to cost synergies

•	25-30% pro forma 2014 Cash EPS accretion assuming the transaction closed and full synergies realized on January 1, 2014; year 2 and beyond Cash EPS expected to grow 15-20%+ depending on deployment of free cash flow

•	At least $300 million in annual R&D spend to complete future high-probability and late-stage projects

•	Strong balance sheet, approximately 3 times net debt / adjusted EBITDA, and significant operating cash flow to accelerate business development

•	No antitrust uncertainty

•	Financing commitments for $15.5 billion from Barclays and RBC Capital Markets

•	Expect to initiate $0.20 per share annual dividend at close, in line with current Allergan dividend

•	Flexible with any and all social issues

“This proposal represents an undeniable opportunity to create extraordinary value for both Allergan and Valeant shareholders by establishing an unrivaled platform with leading positions in ophthalmology, dermatology, aesthetics, dental and the emerging markets” said J. Michael Pearson, Chairman and Chief Executive Officer of Valeant. “Together, we can capitalize on the inherent strengths and complementary portfolios of our two companies, while achieving significant synergies by applying Valeant’s unique operating model to a combined set of assets. While the Allergan CEO and Board of Directors made it clear, both privately and publicly, that they were unwilling to enter discussions with us about creating a value-enhancing combination, we are hopeful that our proposal for this extremely compelling combination will enable us to engage in productive discussions.”

William A. Ackman, Chief Executive Officer of Pershing Square, added, “The combination of Valeant and Allergan represents the most strategic and value-creating transaction I have ever analyzed. I strongly urge the Allergan Board of Directors to carefully examine the proposed transaction and enter into negotiations with Valeant so that a merger can be consummated promptly. We will be electing all-stock consideration in the transaction so that we can remain a long-term holder of the combined company.”

The proposed merger agreement that Valeant delivered to Allergan will be filed with the Securities and Exchange Commission.

Barclays and RBC Capital Markets are acting as financial advisors to Valeant and Sullivan & Cromwell LLP, Skadden, Arps, Slate, Meagher & Flom LLP, and Osler, Hoskin & Harcourt LLP are providing legal advice to Valeant. Kirkland & Ellis LLP and Davies Ward Phillips & Vineberg LLP are providing legal advice to Pershing Square.

2014 Guidance

In addition, as mentioned in Valeant’s fourth quarter 2013 press release, Valeant is now updating its previous Cash EPS guidance for 2014 based on performance to date, expectations for the rest of the year, and the close of the PreCision Dermatology, Inc. acquisition. Valeant’s first quarter 2014 is expected to meet or beat First Call analyst consensus Cash EPS expectations. The outlook for the rest of 2014 remains strong and Valeant is raising 2014 revenue guidance to $8.3 - $8.7 billion from $8.2 - $8.6 billion, Cash EPS guidance to $8.55 - $8.80 from $8.25 - $8.75, and adjusted cash flow from operations to $2.7 - $2.8 billion from $2.4 - $2.6 billion, despite foreign exchange headwinds of approximately $0.15 of Cash EPS. Valeant expects to announce its first quarter 2014 earnings on May 8, 2014.

Investor Meeting and Webcast Information

Valeant and Pershing Square will host an in-person meeting for Allergan and Valeant shareholders today at 11:00 a.m. ET (8:00 a.m. PT) at the AXA Equitable Auditorium, 787 Seventh Avenue (between 51st and 52nd Streets), New York, New York, to discuss the proposed acquisition of Allergan by Valeant. Attendees should pre-register to assure seating for the meeting by visiting http://www.vpsevent.com. For those who cannot pre-register, space permitting, seating may be available for attendees who present valid government identification and a business card. The meeting will also be accessible via a live Internet webcast along with a slide presentation. The live webcast of the presentation may be accessed through the investor relations section of Valeant’s corporate website at www.valeant.com. While media are permitted to attend the investor meeting, there will be a separate Q&A session for media only immediately following the conclusion of the investor event.

About Valeant Pharmaceuticals International, Inc.

Valeant Pharmaceuticals International, Inc. (NYSE/TSX: VRX) is a multinational specialty pharmaceutical company that develops, manufactures and markets a broad range of pharmaceutical products primarily in the areas of dermatology, eye health, neurology and branded generics. More information about Valeant can be found at www.valeant.com.

About Pershing Square

Pershing Square Capital Management, L.P. is a SEC-registered investment advisor based in New York City.

Letter to Allergan CEO and Board of Directors

April 22, 2014

David Pyott

Chairman & Chief Executive Officer

Allergan, Inc.

Dear Mr. Pyott,

Valeant is pleased to provide Allergan shareholders with the opportunity to consider a strategically compelling and enormously value-creating opportunity to merge with Valeant. Our merger offer is comprised of $48.30 in cash and 0.83 of a Valeant share for each Allergan share based on the fully diluted number of Allergan shares outstanding. Shareholders will be able to elect their mix of cash and shares, subject to proration, in the combined company hereafter referred to as the “New Company.” Allergan shareholders will receive a substantial premium over Allergan’s April 10, 2014, unaffected stock price of $116.63 and will own 43% of the New Company.

We firmly believe that applying Valeant’s operating philosophy, strategy, and financial discipline to a broader set of superb assets will create extraordinary returns for shareholders over the short, intermediate, and long term.

A Highly Strategic Combination

The New Company will be extremely well positioned in the markets it serves. Our portfolios are extremely complementary – the New Company will be a leader in ophthalmology, dermatology, aesthetics, dental products, and the emerging markets – healthcare segments that are forecasted to grow well above overall industry growth rates over the next decade. In light of the markets served and the marketing efficiencies created by the combination, we are confident that New Company will generate high single-digit organic growth rates for the foreseeable future.

The New Company will generate stable and recurring cash flows: approximately 75% of its revenue will come from durable products, 90% of the New Company’s combined revenue is not expected to face any significant patent cliffs over the next decade, and 70% of the New Company’s business is expected to be cash-pay or third-party reimbursed, with only 30% exposed to government reimbursement. With this transaction, we expect 25-30% pro forma 2014 Cash EPS accretion assuming the transaction closed and full synergies realized on January 1, 2014. We expect Cash EPS in year 2 and beyond to grow 15-20% plus, depending upon the deployment of free cash flow.

R&D and Product Development

The New Company will spend more than $300 million per annum on research and development in Phase III programs, current and future line extensions, and life cycle management programs. The New Company will continue to fund both companies’ late stage development programs, including those in dry eye, diabetic macular edema, glaucoma, migraine, eye whitening, psoriasis, and other dermatology areas. The New Company will sell or eliminate Allergan’s earlier stage programs where Allergan’s track record has been largely unproductive over the past 16 years. The New Company will fuel future growth through business development with a focus on currently marketed products or products nearing approval. The combination will add to Valeant’s robust industry-leading product launch productivity. In 2014 alone, Valeant will launch 19 new products in the U.S. and 300 new products in markets around the world.

Synergies

Based on our operating model, our detailed analysis of Allergan, our knowledge of the dermatology, aesthetics and ophthalmology markets, and our extensive market research, we estimate that the annual cost synergies from the combination will be at least $2.7 billion, 80% of which we expect to realize within the first six months of closing, with the balance over the following 12 months. As you may be aware, since 2008 and over 100 transactions, Valeant has never failed to exceed its preannounced cost synergies in any acquisition.

Capital Allocation and Taxation

The New Company will have a strong balance sheet with approximately 3.0 times net debt/adjusted EBITDA, approximately $28 billion in net debt, and post-synergy free cash flow of more than $6.0 billion per year and growing. This strong balance sheet and free cash flow will allow the New Company to accelerate growth by executing its business development strategy and returning capital to shareholders with buybacks or dividends as appropriate. At closing, we expect to institute a dividend at the current $0.20 annual dividend rate of Allergan. The New Company will remain a Canadian company and will have a high single-digit tax rate.

No Material Contingencies

We do not believe that there are any obstacles to completing this transaction expeditiously. Our board has approved and strongly supports the transaction. Our antitrust advisors at Skadden, Arps, Slate, Meagher & Flom LLP, Sullivan & Cromwell LLP, and Osler, Hoskin & Harcourt LLP have conducted antitrust analysis of the transaction and, based on their extensive industry knowledge and publicly available information, have independently determined that there are no material obstacles to completing the transaction. We are willing to assume all regulatory risks because any potential divestitures will not have a material impact on the economics of the transaction. Our legal counsel have engaged with the FTC and are working cooperatively with the FTC staff. We are also actively engaged in discussions with third parties with respect to assets we expect to sell.

Our transaction is not subject to a financing contingency. We have worked closely with our financial advisors and have obtained a debt financing commitment of $15.5 billion from Barclays and RBC Capital Markets.

Valeant has completed a detailed review of publicly available information and extensive external research relating to Allergan. Our proposal is subject to the negotiation and execution of a mutually agreeable merger agreement containing customary terms and closing conditions. We are concurrently delivering to you our proposed form of merger agreement.

Valeant Business Performance

Valeant is off to a strong start in 2014. We expect to meet or beat analysts’ cash earnings per share First Call analyst consensus expectations for the first quarter of 2014 and, given our strong start and the pending closing of our PreCision deal, we are raising 2014 revenue guidance to $8.3 - $8.7 billion from $8.2 - $8.6 billion, Cash EPS guidance to $8.55-$8.80 from $8.25-$8.75, and adjusted cash flow from operations to $2.7 - $2.8 billion from $2.4 - $2.6 billion, despite foreign exchange headwinds of approximately $0.15 of Cash EPS.

Pershing Square

With 9.7% ownership, Pershing Square Capital Management, L.P., led by William A. Ackman, CEO, is Allergan’s largest shareholder. Pershing Square has carefully reviewed publicly available information on Allergan and completed substantial due diligence on Valeant based on a review of Valeant’s public and confidential information. Pershing Square has fully considered the proposed transaction, and is strongly in favor of the combination and will be a co-proponent of the transaction. Pershing Square has agreed to elect only stock consideration in the transaction and intends to remain a long-term shareholder of New Company.

No Material Social Issues

We would have preferred to negotiate this transaction in a confidential manner, but given that Allergan has not been receptive to our overtures for over eighteen months and has made it clear both privately and publicly that it is not interested in a deal with us, we chose to present this proposal to Allergan shareholders directly. We are open to discussing and addressing social issues such as board composition, senior management team composition, U.S. headquarters location and other concerns that you may have. Shareholder value is our primary consideration.

We encourage Allergan to enter into discussions with us promptly so that we can consummate this mutually beneficial transaction in a timely manner. We look forward to hearing from you.

Sincerely,

J. Michael Pearson

cc: Allergan, Inc., Board of Directors

Forward-looking Statements

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. These forward-looking statements include, but are not limited to, statements regarding Valeant Pharmaceuticals International, Inc.’s (“Valeant”) offer to acquire Allergan, Inc. (“Allergan”), financing of the proposed transaction, its expected future performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “ongoing,” “upside,” “increases” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results to differ materially from those described in the forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in the company’s most recent annual or quarterly report filed with the Securities and Exchange Commission (the

“SEC”) and the Canadian Securities Administrators (the “CSA”) and assumptions, risks and uncertainties relating to the proposed merger, as detailed from time to time in Valeant’s filings with the SEC and the CSA, which factors are incorporated herein by reference. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this communication are set forth in other reports or documents that we file from time to time with the SEC and the CSA, and include, but are not limited to:

•	the ultimate outcome of any possible transaction between Valeant and Allergan including the possibilities that Valeant will not pursue a transaction with Allergan and that Allergan will reject a transaction with Valeant;

•	if a transaction between Valeant and Allergan were to occur, the ultimate outcome and results of integrating the operations of Valeant and Allergan, the ultimate outcome of Valeant’s pricing and operating strategy applied to Allergan and the ultimate ability to realize synergies;

•	the effects of the business combination of Valeant and Allergan, including the combined company’s future financial condition, operating results, strategy and plans;

•	the effects of governmental regulation on our business or potential business combination transaction;

•	ability to obtain regulatory approvals and meet other closing conditions to the transaction, including all necessary stockholder approvals, on a timely basis;

•	our ability to sustain and grow revenues and cash flow from operations in our markets and to maintain and grow our customer base, the need for innovation and the related capital expenditures and the unpredictable economic conditions in the United States and other markets;

•	the impact of competition from other market participants;

•	the development and commercialization of new products;

•	the availability and access, in general, of funds to meet our debt obligations prior to or when they become due and to fund our operations and necessary capital expenditures, either through (i) cash on hand, (ii) free cash flow, or (iii) access to the capital or credit markets;

•	our ability to comply with all covenants in our indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of our other obligations under cross-default provisions; and

•	the risks and uncertainties detailed by Allergan with respect to its business as described in its reports and documents filed with the SEC.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Valeant undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this communication or to reflect actual outcomes.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Valeant has made for a business combination transaction with Allergan. In furtherance of this proposal and subject to future developments, Valeant and Pershing Square Capital Management, L.P. (“Pershing Square”) (and, if a negotiated transaction is agreed, Allergan) may file one or more registration statements, proxy statements or other documents with the U.S. Securities and Exchange Commission (the “SEC”). This communication is not a substitute for any proxy statement, registration statement, prospectus or other document Valeant, Pershing Square and/or Allergan may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF VALEANT AND ALLERGAN ARE URGED TO READ THE PROXY STATEMENT(s), REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Allergan and/or Valeant, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Valeant and/or Pershing Square through the web site maintained by the SEC at http://www.sec.gov.

Information regarding the names and interests in Allergan and Valeant of Valeant and persons related to Valeant who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in the additional definitive proxy soliciting material in respect of Allergan filed with the SEC by Valeant on April 21, 2014. Information regarding the names and interests in Allergan and Valeant of Pershing Square and persons related to Pershing Square who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in additional definitive proxy soliciting material in respect of Allergan filed with the SEC by Pershing Square. The additional definitive proxy soliciting material referred to in this paragraph can be obtained free of charge from the sources indicated above.

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